SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (Amendment No. 1)


                                  SYLVAN INC.
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)


                                    871371100
                                 (CUSIP Number)

                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Steven F. Wasserman, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100

                                  July 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_].


                              (Page 1 of 10 Pages)

----------------------                  13D            -------------------------
CUSIP No     871371100                                 Page 2   of  10   Pages
----------------------                                 -------------------------
________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3688497



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC    (SEE ITEM 3)


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS (2)(d) OR (e)                                  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         184,497

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    ---------
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         184,497

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    ---------

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     184,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.93%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                              (Page 2 of 10 Pages)

----------------------                  13D            -------------------------
CUSIP No     871371100                                 Page 3   of  10   Pages
----------------------                                 -------------------------
________________________________________________________________________________
1 NAME OF REPORTING PERSONS: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC    (SEE ITEM 3)


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS (2)(d) OR  (e)                                 [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         71,300

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    ---------
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         71,300

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    ---------

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     71,300 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.13%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

                              (Page 3 of 10 Pages)

----------------------                  13D            -------------------------
CUSIP No     871371100                                 Page 4   of  10   Pages
----------------------                                 -------------------------
________________________________________________________________________________
1    NAME OF REPORTING PERSONS:  Wynnefield Small Cap Value L.P. I
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   13-3953291


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC    (SEE ITEM 3)


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS (2)(d) OR (e)                                  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         244,703

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    ---------
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         244,703

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    ---------

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,703 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.88%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                              (Page 4 of 10 Pages)

Item 1. Security and Issuer.

     This Statement relates to shares of the Common Stock, $0.001 par value per share (the "Shares"), of Sylvan Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 333 Main Street, Saxonburg, Pennsylvania 16056-0249.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Small Cap Value, L.P. I (the
"Partnership-I"). The Partnership, the Fund and Partnership-I are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM) is the general partner of the Partnership and the Partnership-I, which are private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM. Mr. Obus and Mr. Landes are principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

     The business address of Mr. Obus and Mr. Landes, WCM and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              (Page 5 of 10 Pages)

Item 3. Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares for the consideration shown in the following table:

         Name           Number of Shares            Consideration Paid

      Partnership           184,497                     $2,073,215

      Partnership-I         244,703                     $2,991,468

      Fund                   71,300                       $900,025


     Such Shares were paid for from the working capital of each entity in the Wynnefield Group, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

     The entities comprising the Wynnefield Group intend to urge the Issuer's management and its Board of Directors to consider all strategic options for surfacing shareholders' value.

     Except as set forth above, none of the entities in the Wynnefield Group has any present plans or intentions to effect transactions that would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


                              (Page 6 of 10 Pages)

Item 5. Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the entities comprising the Wynnefield Group beneficially owned a total of 500,500 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and Mr. Obus and Mr. Landes as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the Wynnefield Group. The Shares owned by the Wynnefield Group represent approximately 7.93% of the outstanding Shares of the Issuer, based on the 6,303,736 Shares reported by the Issuer as outstanding on April 30, 1999.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and Mr. Obus and Mr. Landes as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by the entities comprising the Wynnefield Group.

     (c) During the past 60 days, the entities comprising the Wynnefield Group purchased the following Shares of Issuer in the NASDAQ Stock Market:

Partnership
                        Date          No. of Shares          Price Per Share
                      -------         -------------          ---------------
                      June 25             3,500                 $11.6875
                      July 21             3,600                  11.625
                      July 22             3,600                  11.625
                      July 23             3,600                  11.500
                      July 26             2,700                  11.375
                      July 27             3,600                  11.375
                      July 28            17,800                  11.500
                      July 28             3,600                  11.375
                      July 30             7,100                  11.375


                              (Page 7 of 10 Pages)

     On July 13, 1999, the Partnership sold 14,000 shares of common stock at a price of $12.2517 per share.

Fund
                       Date           No. of Shares          Price Per Share
                      -------         -------------          ---------------
                      June 25             2,000                 $11.6875
                      July 21             1,700                  11.625
                      July 22             1,700                  11.625
                      July 23             1,700                  11.500
                      July 26             1,300                  11.375
                      July 27             1,700                  11.375
                      July 28             8,500                  11.500
                      July 28             1,700                  11.375
                      July 30             3,400                  11.375


Partnership 1
                       Date           No. of Shares          Price Per Share
                      -------         -------------          ---------------
                      June 25             4,500                 $11.6875
                      July 13            14,000                  12.2517
                      July 21             4,700                  11.625
                      July 22             4,700                  11.625
                      July 23             4,700                  11.500
                      July 26             3,500                  11.375
                      July 27             4,700                  11.375
                      July 28            23,700                  11.500
                      July 28             4,700                  11.375
                      July 30             9,500                  11.375


                              (Page 8 of 10 Pages)

     (d) Each of the entities comprising the Wynnefield Group as an owner of the Shares reported in this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such entity as reported in this Statement.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, WCM nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.


                              (Page 9 of 10 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 5, 1999

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                           By:      Wynnefield Capital Management, LLC,
                                    General Partner

                           By:      /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, Managing Member

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By:      Wynnefield Capital, Inc.

                                    /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, President